Punch TV Studios, Inc.

Asset Purchase Agreement

By and between

Punch TV Studios, Inc.

And

Joseph Collins, Jr.

"Video Library"

Version 1.0
July 11, 2015

Presented by:

Punch TV Studios, Inc.
1123 East Redondo Boulevard, Suite 200
Inglewood, California 90302
Telephone: 909-486-4742

PunchTVStudios.com

ASSET PURCHASE AGREEMENT

This **ASSET PURCHASE AGREEMENT** ("Agreement") entered into and made effective as of this <u>11</u> day of <u>July 2015</u>, by and between **Punch TV Studios, Inc** ("Punch" or "Company") with principle offices located at 1123 East Redondo Boulevard, Suite 200, Inglewood, California 90302, and **Joseph Collins, Jr.** ("Collins") located at 1123 East Redondo Boulevard, Suite 200, Inglewood, California 90302. Collectively, Punch and Collins shall be referred to as the "Parties" and each as the "Party."

   WHEREAS Collins is the owner of a certain video library and the rights thereto;

   WHEREAS Punch is a multimedia video network and intends to license, purchase, broadcast and distribute certain content for its network;

   WHEREAS Collins desires to sell to Punch and Punch desires to purchase from Collins the content of the video library and the rights thereto under the terms and conditions set forth in this Agreement;

   NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the mutual covenants and agreements herein and other good and valuable consideration, the sufficiency of which is hereby acknowledged, the parties agree as follows:

1.   **Asset:** *Video Library*

  1.1 Video Library. The video library consists of certain movies, television programs and other video entertainment, the quality and quantity of which has been verified and acknowledged by the Parties, and the rights to transfer, license, broadcast, distribute, publish and edit the content of any video in the video library (the video library and the rights thereto shall be referred to as the "Video Library").

  1.2 Equipment. The equipment consist of certain broadcasting, audio, editing, video camera, computer and computer equipment, furniture and fixtures, motor vehicles of which has been verified and acknowledged by the Parties, and the rights to transfer shall be considered the equipment.

2.   **Consideration and Compensation**

  2.1   **Purchase Price.** Punch agrees to purchase from Collins the Video Library for a total purchase price of six hundred fifty thousand dollars ($650,000.00) and ten (10) percent of the Company's revenues up to $5,400,000 (five million four hundred thousand dollars US), to be paid in full over 60 (sixty) months from the execution of this Agreement. Punch agrees to pay 20,450,000 shares of common stock

  2.2   **Breach.** Should Punch fail to make the payment in accordance with this section, Punch shall return to Collins the Video Library, and Collins shall be entitled to remain in possession of the stock issued for payment.

  2.3   **For the Equipment.** Punch agrees to purchase from Collins the Equipment for the total purchase price of 50,000,000 shares of common stock

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Punch: *[signature]*   Collins *[signature]*

3. **Assignment of Rights**

   3.1 **Property Rights.** "Property Rights" shall include the non-exclusive and unrestricted rights to use, sell, assign, license, sub-license, or otherwise encumber the tangible and intangible property of the Video Library. Collins hereby assigns to Punch, and Punch hereby accepts, the exclusive and unrestricted Property Rights to the Video Library.

   3.2 **Broadcast Rights.** "Broadcast Rights" shall include the rights to broadcast any and all elements of the Video Library, both domestically and internationally, by way of satellite, cable, internet, download or any other means. Collins hereby grants to Punch, and Punch hereby accepts the exclusive and unrestricted domestic and international Broadcast Rights to the Video Library.

   3.3 **Distribution Rights.** "Distribution Rights" shall be defined as 1) the right to distribute the content of the Video Library on all forms of television now known or hereafter devised including, but not limited to, free broadcast, cable, pay, closed circuit, and Direct Broadcast Satellite; 2) the right to distribute in the home video market on DVD, Blue-Ray, VHS and any other format now known or hereafter devised; and 3) the right to distribute over the internet by way of digital download, digital streaming or any other method now known or hereafter devised. Distribution Rights shall also include 1) the right to make such dubbed, sub-titled, and close captioned versions of the content of the Video Library and any promotional materials; 2) the right to make such changes, alterations, cuts, additions, deletions, and eliminations into and from the content of the Video Library, and any promotional materials, as may be required for distribution of the Video Library for use in any form of television; and 3) the right to create and issue, by way of broadcast or otherwise by any means, publicity in connection with the Video Library and to use clips and stills from any video in the Video Library for the purpose of publicity and in connection therewith, and to use Punch's name and trademark. Collins hereby grants to Punch, and Punch hereby accepts the distribution rights to the Video Library.

   3.4 **Merchandising Rights.** "Merchandising Rights" shall include the right to manufacture, license, sell and distribute merchandise, both physical and virtual, including all video, musical or audio products, based on the content of the Video Library, character names, taglines, images, logos, events, music, and any copyrights, trademarks, patents or other intellectual property of the content of the Video Library ("Merchandise"). Collins hereby grants to Punch, and Punch hereby accepts the exclusive and unrestricted Merchandising Rights to the Video Library for the Term of the Agreement.

   3.5 **Defense of Rights.** Punch shall have the exclusive right to institute, defend, and prosecute all actions or proceedings which Punch may deem necessary for the purpose of establishing, maintaining or preserving all or any of the rights contained in this Article.

4. **Term of the Agreement**

   4.1 **Term.** This Agreement shall become effective upon execution and shall extend until such time as all compensation has been paid in accordance with Section 2.

5. **Representation, Warranties and Covenants**

   5.1 **Collins' Representations, Warranties and Covenants.** Collins represents, warrants, and covenants as follows:

Punch: _____   Collins _____

5.1.1   **Ownership Rights.** Collins is the true and legal owner of the Video Library and has the legal right to sell, license, transfer or otherwise encumber the Video Library.

5.1.2   **Approval and Authority.** Collins has full power and authority to enter into this Agreement and to effectuate this transaction, without any conflict with any other restrictions or limitations, whether imposed by or in any law, legal requirement, agreement, or otherwise.

5.1.3   **Existing Relationships.** Collins has no existing agreements or relationships, nor does Collins have any plan or intention, nor is Collins aware of any plan or intention of any of his employees, consultants, suppliers, shareholders, or customers, to execute any agreement, to sever any relationship or agreement, or to take any other action, that would adversely affect the business of Punch, the business of Collins, the Video Library or this Agreement.

5.1.4   **Claims and Litigation.** There are no lawsuits, threats of litigation, claims, or other demands affecting or involving Collins, whether known or unknown, arising or accruing before the date of this Agreement, that may become a liability or obligation of Collins or adversely affect the rights and obligations of this Agreement.

5.1.5   **Parties.** Collins understand that this Agreement is by and between Collins and Punch, a corporation; and that no individual owner, director, manager, employee, key personnel, agent, representative, affiliate, consultant, advisor, attorney, accountant, contractor or any other individual affiliated with Punch is a party to this Agreement.

5.1.6   **Knowledge and Disclosure.** Collins does not know, or have reason to know, of any matters, occurrences, or other information that has not been disclosed to Punch that would materially and adversely affect the Video Library or the rights and obligations of this Agreement. Moreover, no representation or warranty by Collins in this Agreement, or any documents or information furnished to Punch by Collins, contains or will contain any untrue statement of material fact, or omit to state a material fact necessary to make the statements contained in these sources accurate.

5.1.7   **Cooperation.** Collins agrees to cooperate with Punch, and on Punch's reasonable request, to provide any and all information and documentation reasonably requested by Punch, to execute all documents and take all actions as necessary to produce the Video Library and execute this Agreement, and to prevent any disruption of either Party's business relating to its employees, suppliers, consultants, customers, or other business relationships.

5.2   **Punch's Representations, Disclosures, Warranties, and Covenants.** Punch represents, warrants, and covenants as follow:

5.2.1   **Approval & Authority.** Punch represents and warrants that it has full authority and approval to enter into this Agreement and covenants that it will perform all such actions as required of it by this Agreement.

5.2.2   **Existing Relationships.** Punch does not know of any plan or intention of any of its employees, consultants, suppliers, shareholders, or customers to sever

Punch: _(signature)_   Collins _(signature)_

relationships or existing contracts with Punch or to take any other action that would adversely affect the business of Punch, the Video Library or this Agreement.

5.2.3 **Claims and Litigation.** There are no lawsuits, threats of litigation, claims, or other demands affecting or involving Punch, whether known or unknown, arising or accruing before the date of this Agreement, that may become a liability or obligation of Punch or adversely affect the Video Library or the rights and obligations of this Agreement.

6. **Confidentiality.**

6.1 **Confidential Information.** During the performance of their duties and obligations under this Agreement, the Parties will become privileged to certain information that is classified as "Confidential Information," including, but not limited to the terms and conditions of this Agreement; personal information regarding the Parties; and any other information that Punch or Collins shall deem to be Confidential Information. Any Party may deem any information as Confidential Information and do not require approval or authorization from the other Party for the information to be deemed Confidential Information. Confidential Information shall not include the following:

6.1.1 Information that is or becomes publicly available other than as a result of a violation of this Agreement; or

6.1.2 Information that is or becomes available on a non-confidential basis from a source that Party is not aware to be prohibited from disclosing such information pursuant to a legal, contractual or fiduciary obligation; or

6.1.3 Information that the Party can demonstrate was legally in the possession of a third party prior to disclosure by Party to that third party.

6.2 **Non-Disclosure of Confidential Information.** Except as may be required by law, the Parties shall not disclose any Confidential Information to any third party without the express, written consent of the other Party. Each Party shall require all its owners, directors, managers, employees, key personnel, agents, representatives, affiliates, consultants, advisors, attorneys, accountants, contractors, and any other individual affiliated with that Party to be bound by the provisions of this Section.

6.3 **Exemptions.** Either Party may disclose the terms of this Agreement to its outside auditors, accountants, and attorneys, only to the extent necessary to permit the performance of the necessary or required tax, accounting, financial, legal, or tasks and services.

6.4 **Remedies.** Should any Party disclose any Confidential Information, the other Party shall be entitled to injunctive relief preventing further disclosure of Confidential Information, in addition to any other remedies, monetary or otherwise, available hereunder, whether at law or in equity. Any Party who sustains any damages, as the result of the other Party's unauthorized disclosure of the Confidential Information shall be entitled to recover its costs and fees, including reasonable attorneys' fees incurred in obtaining any such relief; and, in the event of litigation as a result of damages resulting from the unauthorized disclosure of Confidential Information, the prevailing party shall be entitled to recover its court costs, expert fees, reasonable attorney's fees and expenses.

Punch: Collins

7. **General Considerations**

7.1 **Authority to Enter into this Agreement.** It is acknowledged that the Parties hereto confirm that they have the authority to enter into this Agreement and none are bound by any previous agreement that adversely affects this agreement.

7.2 **Additional Documentation.** The Parties agree to provide any additional documents, and execute as required by this Agreement to continue its full effect and performance.

7.3 **Limitations.** The Parties hereto agree that nothing herein shall be construed as involving any Party in the business of the other and that this Agreement is limited solely for the accomplishment of the business purposes outlined within this Agreement.

7.4 **Assignment.** Neither party shall assign this Agreement to any third party unless prior written consent is obtained from the other Party hereto.

7.5 **Taxes, Costs, and Fees.** Any and all banking costs, fees, duties, any taxes imposed, levies or any other encumbrances under whatever title shall be the responsibility of the Party that incurred such costs, fees, etc. Taxes shall be the responsibility of the Party that incurs such and to each Party in each jurisdiction of such tax obligation.

7.6 **Binding Effect.** This Agreement shall be fully and completely binding upon any owner, manager, director, employee, key personnel, representative, affiliate, advisor, contractor, successor and/or assign of the Parties.

7.7 **Counterparts.** This Agreement may be signed in any number of counterparts, each of which shall be considered as an original, but all of which, when taken together, shall constitute a single complete agreement. It shall not be required that any single counterpart hereof be signed by all parties, so long as each party signs any counterpart hereof.

7.8 **Acceptance:** All Parties hereto specifically agree to accept a signed copy of this document, delivered by e-mail, with electronic signatures, as though it were the original. All Parties shall deem the electronic signatures affixed hereto valid and fully effective hereto.

7.9 **Force Majeure:** No Party shall be liable for any failure to perform its obligations in connection with any action described in this Agreement, if each failure results from any acts of God, war, civil unrest or other causes beyond any Party's reasonable control, but excluding failure caused by the Party's financial negligence or failure to follow through with needed and agreed to documentation to complete the effect of this Agreement.

7.10 **Binding Arbitration:** In the event a dispute arises, each Party agrees, relevant to any claim, to waive their rights to litigate in a court of law or equity, or to a jury trial, but rather agree their exclusive remedy is Binding Arbitration. Each Party shall bear their own costs of arbitration, but the prevailing Party shall be entitled to reimbursement of all costs, fees, and expenses (i.e. all reasonable pre- and post-award expenses of the arbitration fees for representation, travel, and out-of-pocket expenses).

7.11 **Governing Law.** This Agreement shall be governed by, and construed in accordance with the laws of the State of California, without regard to its conflict of laws provisions. The Parties agree that any legal action or proceeding by or against any Party or with respect to or arising out of this Agreement may be brought in or removed to the courts of

Punch:

Collins

the State of California, in and for the County of Los Angeles, or of the United States of America for the District of California.

7.12 **Claims and Litigation.** There are no lawsuits, threats of litigation, claims, or other demands affecting or involving any Party, whether known or unknown, arising or accruing before the date of this Agreement, that may become a liability or obligation of any other Party or adversely affect the this transaction.

7.13 **Headings.** The headings in this Agreement are included for convenience only and shall neither effect the construction or interpretation of any provision in this Agreement nor affect any of the rights or obligations of the parties to this Agreement.

7.14 **Entire Agreement.** This Agreement contains the entire agreement among the Parties and no statements, promises, or inducements made by any Party or agent of any Party that are not contained in this Agreement shall be valid or binding unless agreed upon by all Parties. This Agreement may not be enlarged, modified, or altered except in writing signed by all Parties and endorsed on this Agreement or future agreements or memorandums.

IN WITNESS, the parties have executed this Agreement as of the day and year first written above:

Punch TV Studios, Inc   **Joseph Collins, Jr.**

Date: 7-11-2015   Date: 7-11-2015

   

By: Joseph Collins, Jr.   By: Joseph Collins, Jr.
On Behalf of Punch TV Studios, Inc.